UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

HC2 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone 450 Park Avenue, 30th Floor New York, New York 10022 (212) 339-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 4

1	NAME OF REPORTING PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,120,702
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,120,702
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74443P104	Page 2 of 4

Item 1.    Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed on January 7, 2014 by Harbinger Group Inc. and Mr. Philip A. Falcone, as amended by Amendment No. 1 filed on January 15, 2014 and Amendment No. 2 filed on May 23, 2014 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). Amendment No. 3 amends and restates Schedule 13D in its entirety.

The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

This Schedule 13D is being filed by Mr. Philip A. Falcone (the “Reporting Person”).

Mr. Falcone is a United States citizen. Mr. Falcone’s business address is 450 Park Avenue, 30th Floor, New York, NY 10022. Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Certain additional information required by this Item 2 is set forth on Schedule A, which is incorporated by reference herein.

Item 3.    Source and Amount of Funds or Other Consideration.

See Item 5.

Item 4.    Purpose of Transaction.

Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and his interest in, and intentions with respect to, the Issuer and his investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D. Accordingly, the Reporting Person reserves the right to change his intentions and develop plans or proposals at any time, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Person; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) all or a portion of the securities of the Issuer, including Shares, that the Reporting Person now owns or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Person; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including Shares; (iv) request or seek that the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person’s assets or business or enter into new or different business activities, including acquisitions from affiliates of the Reporting Person; (v) request or seek that the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Person; (vi) request or seek that the Issuer or any of its subsidiaries raise capital or restructure their respective capitalization, indebtedness or holding company arrangements; (vii) request or seek that the Issuer or any of its subsidiaries make personnel changes; (viii) request or seek that the Issuer or any of its subsidiaries change the identity of the directors or officers; (ix) request or seek that the Issuer or any of its subsidiaries make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.    Interest in Securities of the Issuer.

References to percentage ownerships of Shares in this Schedule 13D are based upon the 23,814,601 Shares stated to be outstanding as of October 31, 2014 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2014, filed with the SEC on November 10, 2014.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 1,120,702 Shares, constituting 4.5% of the outstanding Shares, consisting of the following:

(i)
On January 15, 2014, Mr. Falcone was awarded restricted stock units in respect of 2,028 Shares.  The units vests in two equal installments on January 15, 2015 and  January 15, 2016, subject in each case to continued service as a director of the Issuer on each vesting date.  None of the units are currently vested.

(ii)
On January 15, 2014, Mr. Falcone was awarded options to purchase 4,055 Shares at an exercise price of $3.58 per Share.  The option vests in three equal installments, on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject in each case to continued service as a director of the Issuer on each vesting date.  The option is currently exerciseable with respect to 1,352 Shares.

(iii)
On May 21, 2014, the Issuer entered into an Option Agreement with Mr. Falcone pursuant to which Mr. Falcone has the right to purchase an initial amount of 1,568,864 Shares at an initial exercise price of $4.56 per share. The option vests in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date, and will become immediately exercisable in the event of a Fundamental Corporate Transaction (as defined in the Option Agreement, incorporated herein by reference). The option is currently exerciseable with respect to 522,955 Shares. The exercise price and number of shares issuable upon exercise of the option are subject to anti-dilution adjustments upon the occurrence of certain events, including the issuance of dividends payable in shares of common stock, cash or other securities or assets, stock splits and reverse stock splits, certain dilutive issuances of common stock or rights to acquire common stock and fundamental corporate transactions.

(iv)
On October 26, 2014, the Issuer and Mr. Falcone reformed and clarified the Option Agreement  (the “Option Clarification Agreement”) to clarify the operation of the anti-dilution provisions of the Option Agreement upon the issuance of rights, warrants, options, exchangeable securities or convertible securities entitling the holder thereof to subscribe for, purchase or otherwise acquire shares of the Company’s capital stock (each referred to as “Rights”) in light of the Issuer’s issuances of common and preferred stock. Specifically, pursuant to the terms of the Option Clarification Agreement, additional options granted to Mr. Falcone pursuant to the anti-dilution provisions upon the issuance of Rights (i) would have an exercise price equal to the greater of the fair market value of the Common Stock on the trading day immediately preceding the date of grant of the option or the price payable or deemed payable in respect of the applicable Common Stock upon the exercise or conversion of the Rights and (ii) would be exercisable as and to the extent the Rights are exercised or converted.

CUSIP No. 74443P104	Page 3 of 4

(v)
On October 28, 2014, anti-dilution adjustment options exercisable for an aggregate of 1,782,082 shares of Common Stock were issued to Mr. Falcone promptly following the execution of the Option Clarification Agreement. The options vest in three equal installments, on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date, and will become immediately exercisable in the event of a Fundamental Corporate Transaction.  The options are currently exercisable with respect to 594,029 Shares.

Number of Shares underlying the Options	Exercise price per Share
234,608	$4.05
53,963	$3.77
6,140	$3.98
2,394	$4.00
33,124	$4.04
50,247	$4.02
52,485	$4.03
49,372	$3.85
280,472	$3.99
750,000	$4.05
2,667	$4.00
7,786	$4.46
258,824	$4.36

Mr. Falcone has sole power to dispose or direct the disposition of the restricted stock and Shares underlying the options described above in (i) through (v).

(c) Other than as set forth above with respect to the options issued on October 28, 2014, the Reporting Person has not effected any transactions in the Shares in the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5 for information regarding certain option agreements between the Reporting Person and the Issuer.

In connection with Mr. Falcone’s resignation from Harbinger Group Inc. (“HGI”), on November 25, 2014, HGI and Mr. Falcone entered into a Separation and General Release Agreement (the “Separation Agreement”).  The Separation Agreement provides that if certain terms and conditions are satisfied then, from the date on which such terms and conditions are satisfied until November 25, 2015, HGI shall use its commercially reasonable efforts to sell all of its shares of HC2 Holdings, Inc.  The foregoing summary of the Separation Agreement is qualified in its entirety by reference to the text of the Separation Agreement, which is filed as Exhibit D hereto and incorporated herein by reference.

On September 22, 2014, the Issuer entered into an Amended and Restated Registration Rights Agreement with the investors party thereto (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Reporting Person may become a party to the Registration Rights Agreement at any time by executing a joinder to the agreement and have the rights of a holder described below.

Pursuant to the Registration Rights Agreement, the Issuer is obligated to, at any time upon request from a holder of registrable securities after September 22, 2014, file a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), within thirty days after the date of such request for the benefit of the holders of the registrable securities. Alternatively, the Issuer has also agreed to, within thirty days after receiving a request from a holder of registrable securities (provided, that the Issuer is, at the time of receipt of such request, eligible to use a registration statement on Form S-3 under the Securities Act for secondary offerings of the registrable securities) use reasonable best efforts to cause such a registration statement to be filed and to maintain the effectiveness of such shelf registration statement for the benefit of the holders of the registrable securities. In the event of a registered offering by the Issuer of its Shares, holders of the registrable securities have the right to require the Issuer to include registrable securities held by them in such offering, subject to certain limitations, including as determined by any underwriters for the transaction. Subject to certain limitations, the Issuer will bear the expenses incurred in connection with registrations under the Registration Rights Agreement and will indemnify the holders of registrable securities and any underwriters against certain liabilities, including liabilities under the Securities Act.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is filed as Exhibit C hereto and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit A	Option Agreement, dated May 21, 2014, by and between HC2 and Philip Falcone (incorporated by reference to Exhibit 10.3 to HC2’s Quarterly Report on Form 10-Q, filed on August 11, 2014).

Exhibit B	Forms of Option Agreements.

Exhibit C
Amended and Restated Registration Rights Agreement, dated as of September 22, 2014, by and among HC2 and the investors named therein (incorporated by reference to Exhibit 10.4 to HC2’s Current Report on Form 8-K, filed on September 26, 2014).

Exhibit D
Separation and General Release Agreement, dated as of November 25, 2014, by and between Harbinger Group Inc. and Philip A. Falcone (incorporated by reference to Exhibit 10.1 to the Current Report of Harbinger Group Inc. filed on November 26, 2014).

CUSIP No. 74443P104	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Philip A. Falcone
Philip A. Falcone

December 3, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final judgment (the “Final Judgment”) approving a settlement between the SEC and Harbinger Capital Partners LLC (“HCP LLC”), Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”) LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip Falcone (collectively, the “HCP Parties”), in connection with the two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that certain HCP Parties violated the anti−fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that HCP LLC and Mr. Falcone violated the anti−fraud provisions of the federal securities laws in connection with a loan made by HCPSS to Philip Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors.

The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization,” as those terms are defined in Section 3 of the Securities Exchange Act of 1934 and Section 202 of the Investment Advisers Act of 1940 (such specified entities, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and its subsidiaries and continue to serve as HGI’s Chief Executive Officer, director and Chairman of HGI’s board except that during the period of the bar Mr. Falcone may not, other than as a result of his ownership and control of the HGI and its subsidiaries, engage in any actions that would result in him being an associated person of certain subsidiaries of HGI that are Specified Entities. During the period of the bar, Mr. Falcone may also remain associated with HCP LLC and other HCP LLC related entities, provided that, during such time, Mr. Falcone’s association must be limited as set forth in the Final Judgment. The settlement requires the HCP Parties to pay disgorgement of profits, prejudgment interest, and civil penalties totaling approximately $18 million.